

Mail Stop 3561

November 3, 2015

Kirk L. Geadelmann
Chief Financial Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

> **Re:** **Tile Shop Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 27, 2015**
> **File No. 1-35629**

Dear Mr. Geadelmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 18

1. Please tell us how you determined shareholder litigation expenses, special investigation costs and equity related transaction costs met the criteria to be identified as non-recurring. Please refer to Item 10(e) of Regulation S-K and Question 102.03 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Form 8-K Filed October 20, 2015

2. We note your disclosure of the range of adjusted earnings per share and adjusted EBITDA in your financial guidance for fiscal year 2015. Please tell us what consideration you gave to disclosing forward looking GAAP earnings per share and EBITDA and presenting a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measures and the forward-looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, you should disclose that fact, identify the information that is unavailable and its probable significance and provide reconciling information that is available without unreasonable effort. Please refer to Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: John R. Houston, Fredrikson & Byron, P.A.